SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 1-14858

CGI Group Inc.

(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West

7th Floor

Montréal, Québec

Canada H3A 2M8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Enclosure: Press Release concerning results dated November 28, 2012.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175 and 333-177013.

11/27/2012 – Board Version – 12:34 PM

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

www.cgi.com/newsroom

CGI REPORTS 13% REVENUE GROWTH IN F2012

Logica integration on track to generate planned accretion rate

Records $255.0 million in acquisition and integration costs related to Logica transaction

Fiscal 2012 Highlights

•	Revenue of $4.8 billion, up 13.0% or 12.1% on a constant currency basis;

•	Bookings of $5.2 billion, or 109% of revenue;

•	Accelerating profitable growth and bookings in US operations;

•	Backlog of $17.6 billion;

•	Strong underlying profitability delivered across legacy CGI operations;

•	Cash from operations of $613.3 million, or $2.24 per share

Note: All figures in Canadian dollars. F2012 MD&A, financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.

Montreal, Quebec, November 28, 2012 – CGI Group Inc. (TSX: GIB.A) (NYSE: GIB) results for Q4 and fiscal 2012 outlined below provides visibility on the Company’s underlying operational performance, by presenting financial highlights including and excluding the impact of the Logica transaction, effective August 20, 2012. A summary of GAAP results is presented as a table at the end of this release.

Q4-2012 financial performance, excluding Logica results

The Company generated fourth quarter revenue of $1.04 billion, representing year-over-year growth of 3.6% or 3.0% at constant currency.

On a comparable year-over-year basis, excluding specific items from both periods:

•	Adjusted EBIT was $133.0 million, or 12.8% of revenue compared with $88.6 million or 8.8% of revenue in the same period last year.

•	Net earnings were $100.0 million, for an earnings margin of 9.6% and diluted earnings per share were 37 cents compared with 39 cents per share in the year ago period.

Contract bookings totaled $1.1 billion, or 106.0% of revenue.

Fiscal 2012 financial performance, excluding Logica results

Revenue was $4.2 billion, essentially unchanged year-over-year.

On a comparable year-over-year basis, excluding specific items from both periods:

•	Adjusted EBIT was $565.6 million, for a margin of 13.5%. This compares with adjusted EBIT of $536.3 million in F2011 or 12.7% of revenue.

•	Net earnings were $401.3 million compared with $396.7 million in F2011. Net earnings margin was 9.5%, compared with 9.4% in the previous year.

Diluted earnings per share were $1.50, compared with $1.44 in F2011.

Bookings for the full year totaled $4.8 billion or 113% of revenue.

“I am pleased with our overall performance as we continue to focus on helping clients meet their business objectives,” commented Michael E. Roach, President and CEO. “We are well positioned operationally and financially to continue to execute our profitable growth strategy in F2013 and beyond.”

Q4-2012 financial performance, including the six weeks of Logica results

Fourth quarter revenue was $1.6 billion including the consolidation of Logica, effective August 20, 2012. This represents growth of 60.1% year-over-year.

Adjusted EBIT was $114.1 million, representing a margin of 7.1%.

In addition, the Company incurred acquisition-related and integration charges totaling $248.3 million. Including finance-related charges, the net loss was $168.0 million or 58 cents per diluted share.

Cash generated by operations in the quarter was $109.3 million.

F2012 financial performance, including six weeks of Logica results

For the fiscal year ended September 30, 2012, CGI generated revenue of $4.8 billion compared with $4.2 billion in fiscal 2011, representing an increase of 13.0% or 12.1% at constant currency.

Bookings were $5.2 billion or 109% of revenue bringing total backlog at year-end to $17.6 billion.

Adjusted EBIT was $546.7 million, for a margin of 11.5% compared with $536.3 million in F2011.

In addition, for the full year the Company incurred acquisition-related and integration charges totaling $255.0 million. Including finance-related charges, net earnings were $131.5 million or 48 cents per diluted share.

Cash generated from operations in F2012 amounted to $613.3 million, or 12.9% of revenue, representing $2.24 per diluted share.

As part of its Normal Course Issuer Bid that runs until February 2013, the Company acquired 5.4 million shares for $102.8 million during the year at an average price of $19.16 per share.

At the close of the Logica transaction, CGI total debt stood at $3.4 billion, which was subsequently reduced by $180.0 million, resulting in $3.1 billion of net debt at year-end and representing a net debt to capitalization of 46.6%. At September 30, 2012, the Company had $929.2 million in available capital, including $127.6 million in cash and cash equivalents.

“The integration of Logica into the CGI operational model is well underway and being implemented as planned,” added Mr. Roach. “We continue to expect the combination to generate an accretion rate of 25% to 30% in fiscal 2013, excluding acquisition related and integration costs.”

The following table presents Q4 and annual results for both fiscal 2012 and 2011:

In $ 000’s except percentages and share data	Q4-2012	Q4-2011	FY2012	FY2011
Revenue	1,609,661	1,005,667	4,772,454	4,223,942
Year-over-year growth	60.1%	2.4%	13.0%	15.8%
Year-over-year growth @ constant currency	59.6%	5.3%	12.1%	18.9%
Acquisition-related and integration costs	248,320	—	254,973	3,675
Bookings	1,522,716	1,472,188	5,179,716	4,875,328
Backlog	17,647,019	13,398,387	17,647,019	13,398,387
Adjusted EBIT	114,140	88,597	546,729	536,347
Adjusted EBIT margin	7.1%	8.8%	11.5%	12.7%
Net earnings	(167,968)	69,536	131,529	438,139
Net earnings margin	(10.4)%	6.9%	2.8%	10.4%
Basic EPS	(0.60)	0.27	0.50	1.65
Diluted EPS	(0.58)	0.26	0.48	1.59
Cash provided by continuing operating activities	109,346	186,611	613,262	570,002
Weighted avg number of outstanding shares (diluted)	289,815,528	271,838,839	273,644,002	275,820,247
Days of sales outstanding (DSO)	70	53	70	53
Net debt	3,105,313	918,968	3,105,313	918,968
Net debt to capitalization ratio	46.6%	27.4%	46.6%	27.4%
Interest	15,882	1,904	32,826	8,196
Return on invested capital	11.4%	13.7%	11.4%	13.7%

Q4 and Full-Year F2012 Results Conference Call

Senior management will host a conference call to discuss results at 9 a.m. EST this morning. Participants may access the call by dialing (866) 226-1798 or on the Web at www.cgi.com/investors. Supporting slides for the call will also be available. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. With approximately 72,000 professionals located in offices and global delivery centers in the Americas, Europe and Asia Pacific, CGI offers a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. Further to the recent completion of the Logica acquisition, CGI’s annualized revenue is approximately C$10.4 billion, with an estimated order backlog of approximately C$17.6 billion; CGI’s shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in the FTSE4Good Index. Website:www.cgi.com.

Non-GAAP financial metrics used in this release: Constant currency growth, adjusted EBIT, net debt to capitalization, DSO and ROIC

CGI reports its financial results in accordance with GAAP. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of section 138.3 and following of the Ontario Securities Act. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 4X-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:

Lorne Gorber

Senior Vice-President

Global Communications and Investor Relations

+1 (514) 841-3355

lorne.gorber@cgi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: November 28, 2012	By	/s/ Benoit Dubé
	Name:	Benoit Dubé
	Title:	Executive Vice-President and Chief Legal Officer